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                                                              EXHIBIT (A)(3)(IV)

ANNOUNCING . . .

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                          COMMENCEMENT OF TENDER OFFER

     It is the policy of the Board of Trustees of the Van Kampen American Capital Prime Rate Income Trust to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's thirty-third consecutive quarterly Tender Offer commencing on December 18, 1997, for the purpose of providing liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust may elect to have the cash proceeds from the Tender Offer invested in Class B Shares of eligible open-end investment companies advised by either Van Kampen American Capital Investment Advisory Corp. or Van Kampen Capital Asset Management, Inc. and distributed by Van Kampen American Capital Distributors, Inc. Please note that the Class B Shares acquired pursuant to this election are subject to a contingent deferred sales charge schedule equal to the Early Withdrawal Charge schedule of the Trust.

     The Trust is offering to purchase up to 46,550,775 of its common shares (approximately 7% of its issued and outstanding common shares) at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Standard Time on January 16, 1998, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Standard time on January 16, 1998, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated December 18, 1997, and the related Letter of Transmittal. Copies are available to you upon request by calling the number listed below.

     Shareholders may tender by completing and returning the Letter of Transmittal by January 16, 1998. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling the Van Kampen American Capital Order Desk at (800) 231-7166, on January 16, 1998 (trade date of the Tender Offer). The Trust's CUSIP is 920914-108.

     Should you have any questions regarding the Tender Offer, please contact Van Kampen American Capital Investor Services Department at (800) 421-5666, between the hours of 7AM and 7PM Central Time.